Exhibit 99.2

Please mark	☒
your votes as
indicated in
this example

ORDINARY BUSINESS	FOR	AGAINST	SPECIAL BUSINESS	FOR	AGAINST		FOR	AGAINST
1. To receive the Accounts and Reports	☐	☐	6. To approve the 2008 Employees Restricted Share Unit Plan	☐	☐	11. To authorise the Company to allot shares	☐	☐

2. To re-elect Dr. John Climax	☐	☐	7. To approve the Employee Share Option Plan 2008	☐	☐	12. To disapply the statutory pre-emption rights	☐	☐

3. To re-elect Mr. Edward Roberts	☐	☐	8. To approve the Consultants Share Option Plan 2008	☐	☐	13. To authorise the Company to make market purchases of shares	☐	☐

4. To re-elect Professor Dermot Kelleher	☐	☐	9. To increase the authorised share capital	☐	☐	14. To authorise the chairman to have a casting vote	☐	☐

5. To authorise the fixing of the Auditors’ Remuneration	☐	☐	10. To approve the capitalisation and bonus issue	☐	☐

Signature_________________________________________ Signature_________________________________________ Date________________
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time on July 11, 2008.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
https://www.eproxy.com/iclr		1-866-580-9477
Use the Internet to vote your proxy.		Use any touch-tone telephone to
Have your proxy card in hand	OR	vote your proxy. Have your proxy
when you access the web site.		card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

ICON plc
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 pm on July 11, 2008)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 12, 2008 at the Annual General Shareholders Meeting of ICON plc to be held on July 21, 2008, in respect of the resolutions specified on the reverse hereof.

NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” In the appropriate box.

2. If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

ICON PLC
PROXY PROCESSING
Address Change/Comments	PO BOX 3549
(Mark the corresponding box on the reverse side)	HACKENSACK NJ 07606-9249

FOLD AND DETACH HERE

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